                                                                 EXHIBIT (c)(9)
                                                                 ---------------
Excerpts from the Proxy Statement, dated April 5, 1999 of EIS International, Inc. relating to its 1999 Annual
Meeting of Shareholders


                       PROPOSAL 1 -- ELECTION OF DIRECTORS

         The Board currently consists of five directors, divided into two classes of two directors each and one class of one director. If all of the nominees for election as a director are elected at the Annual Meeting, the Board will consist of seven directors, divided into two class of two directors each and one class of three directors. The term of the current Class I Directors will expire at the Annual Meeting. The terms of the current Class II and Class III Directors will expire in 2000 and 2001, respectively, at such times as their respective successors are duly elected and qualified. Directors of each class are elected for a full term of three years (or any lesser period representing the balance of the previous term of such class) and until their respective successors are duly elected and qualified or until their earlier resignation or removal.

         At the Annual Meeting, the holders of record of Common Stock are to elect (i) three Class I Directors to serve until the annual meeting of the Company's stockholders to be held in 2002 and (ii) one Class III Director to serve until the annual meeting of the Company's stockholders to be held in 2001 and, in each case, until such director's successor is duly elected and qualified or until his earlier resignation or removal. The election of directors requires the affirmative vote of the holders of a plurality of the Common Stock present and voting at the Annual Meeting. It is intended that proxies in the accompanying form that do not withhold the authority to vote for the nominee will be voted for the election as director of such nominee. All of the nominees except Messrs. Burton and Foreman are currently directors of the Company.

         The nominees have indicated their willingness to serve if elected; however, if any of the nominees should become unable or unwilling for any reason before the Annual Meeting to serve as a director, the proxies will be voted for a substitute person to be selected by the current Board. The Board has no reason to expect that the nominees will not be candidates at the Annual Meeting and therefore does not at this time have in mind any substitute for any of the nominees.

         There are no family relationships between any of the Company's directors and executive officers.

Nominees for Election as a Director

         The following table sets forth certain information with respect to each nominee. Information set forth below concerning age, occupation(s) and other directorships has been furnished to the Company by the individuals named. Information with respect to the number of shares of Common Stock beneficially owned by each director, directly or indirectly, as of January 31, 1999, appears below under the heading "Security Ownership of Certain Beneficial Holders and Management."

Class I Directors (terms expire at the Annual Meeting):

                  Name                      Age         Principal Occupation(s)
                  ----                      ---         -----------------------
         Robert M. Jesurum                  57          Founder of the Company and Private
                                                        Consultant (1)

         Charles W. McCall                  54          President and Chief Executive Officer of
                                                              McKesson HBOC, Inc. (1)

         John F. Burton                     47          Managing Director, Updata Capital, Inc.

---------------

(1)  Member of the Compensation Committee

         Robert M. Jesurum founded the Company in January 1980 and has served as a director since its inception. He also served as the Company's Chairman of the Board (from inception to February 1993) and as the Company's Executive Vice President and Chief Technical Officer (from inception until October 1991). Mr. Jesurum retired as an employee of the Company in October 1991 and is currently pursuing noncompetitive independent business research and product development as a sole proprietor.

         Charles W. McCall has been a director of the Company since April 1993. Mr. McCall has been Chairman of the Board of Directors and Chief Executive Officer of McKesson HBOC, Inc. since January 1999. He had been President, Chief Executive Officer and a director of HBO & Company, a company in the business of providing software in the medical field from January 1991 to January 1999, at which time HBO & Company merged with McKesson, Inc. to form McKesson HBOC, Inc. From April 1985 to January 1991, Mr. McCall served as President and Chief Executive Officer of CompuServe Inc., a computer communications and information services company. Mr. McCall serves on the board of directors of WestPoint Stevens, Inc., a publicly-held company.

         John F. Burton has been a Managing Director of Updata Capital, Inc., an investment banking firm, since 1997. From 1995 to March 1997, Mr. Burton was the Managing Director of Burton Technology Partners, Ltd. From September 1995 to September 1996, Mr. Burton was Chief Executive Officer of Nat Systems International, Inc. From 1990 through January 1995, Mr. Burton served as President, Chief Executive Officer, Chief Operating Officer and a director of LEGENT Corporation. Mr. Burton serves as a director of Banyan Systems, Inc., Treev, Inc., and MapInfo Corporation, all publicly-held companies.

Class III Director (term expires at the 2001 Annual Meeting)

   Peter B. Foreman                   63                President, Sirius Corporation

         Peter B. Foreman has been the President of Sirius Corporation, an investment management firm which he founded since 1994. From 1976 to 1994, Mr. Foreman was a founding partner of Harris Associates L.P., an investment advisory firm. Mr. Foreman continues to manage Hesperus Partners, Ltd., a partnership focusing on value-oriented investing. He is a member of the boards of directors of Glacier Water Services, Inc. and Eagle Food Centers, Inc., both publicly-held companies.

Current Directors

         The following table sets forth certain information about those directors whose terms of office will continue after the Annual Meeting. Information set forth below concerning age, occupations and other directorships has been furnished to the Company by the individuals named.


Class II Directors (terms expire at the 2000 Annual Meeting):

         Name              Age       Principal Occupation(s)
         ----              ---       -----------------------
Kent M. Klineman            66       Secretary of the Company; Attorney and Private
                                     Investor (1)(2)

James E. McGowan            55       President and Chief Executive Officer of the Company

- --------------------

(1)  Member of the Audit Committee.

(2)  Member of the Compensation Committee.

         Kent M. Klineman has been a director since June 1988. He also served as Treasurer of the Company from June 1988 until December 1989 and has served as Secretary since June 1988. He is an attorney and private investor and serves as a director of a number of closely held companies. He is also a director of Concord Camera Corp., a publicly held corporation.

         James E. McGowan has been EIS' Chief Executive Officer, President and a director of the Company since February 1997. He was also President and Chief Operating Officer of EIS Systems, an operating division of the Company, from April 1996 until February 1997. From September 1993 to January 1996, he was President and Chief Executive Officer of Deluxe Data, a provider of electronic funds transfer processing and software for financial institutions and automated teller machine networks. From January 1993 to September 1993, he ran McGowan Associates, a consulting company which he founded. From January 1990 to December 1992, he served as President and Chief Executive Officer at Xerox Imaging Systems.

Other Class III Director (term expires at the 2001 Annual Meeting):

         Name                   Age           Principal Occupation(s)
         ----                   ---           -----------------------
         Robert J. Cresci       54            Chairman of the Board of Directors of the
                                              Company; Managing Director of Pecks
                                              Management Partners Ltd. ("Pecks") (1)

---------------

(1)  Member of the Audit Committee

         Robert J. Cresci has been a director of the Company since March 1991 and has served as Chairman of the Board of Directors of the Company since February 1997. He has been a Managing Director of Pecks, an investment management firm, since September 1990. Mr. Cresci currently serves on the boards of directors of Bridgeport Machines, Inc., Serv-Tech, Inc., Vestro Natural Foods, Inc., Olympic Financial Ltd., Hitox, Inc., Sepracor Inc., Garnet Resources Corporation, HarCor Energy, Inc., Meris Laboratories, Inc., Natures Elements, Inc. and GeoWaste, Inc., all publicly-held companies, as well as several private companies.

 . . .

Compensation of Directors

         Each director of the Company who is not an employee of the Company is paid an annual fee of $10,000, plus $1,000 for each meeting of the Board attended (which was increased to $1,500 for meetings after January 1999) and $500 for each meeting of the Audit Committee and Compensation Committee attended. In addition, the Company's 1993 Stock Option Plan for Non-Employee Directors provides for grants of stock options to non-employee directors at such times, in such amounts and on such vesting terms as the Board may determine.

                             EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth certain information concerning the compensation of the Company's Chief Executive Officer and the four other executive officers whose total annual salary and bonus for 1998 exceeded $100,000 (collectively, the "Named Executive Officers") for each of the last three fiscal years.

Summary Compensation Table

                                                                                              Long Term
                                                                                              Compensation
                                                           Annual Compensation                Awards
                                                           -------------------                ------------
                                                                                              Securities
                                                                                 Other        Underlying
                                                                                 Annual       Options
                                                                                 Compen-      (number of            All Other
Name and Principal Position             Year          Salary        Bonus(1)     sation        shares)           Compensation(3)
-----------------------------           ----         --------       --------     ------      -----------        ---------------
James E. McGowan                        1998         $300,000       $125,000      (2)          50,000               $ 49,663
 President and Chief Executive          1997          268,447        125,000      (2)         150,000                 62,103
 Officer                                1996          178,042             --      (2)              --                 17,612

Frederick C. Foley                      1998         $180,000       $ 63,000      (2)          25,000               $  5,287
 Senior Vice President, Finance,        1997          152,832         52,000      (2)          60,000                 26,425
 Chief Financial Officer and            1996          139,182             --      (2)           5,000                  2,163
 Treasurer

Edward J. Sarkisian(4)                  1998         $164,600       $ 33,000      (2)              --               $  4,667
 Senior Vice President,
 Worlwide Sales, Marketing,
 Customer Operations

Jonathan M. Wineberg(4)                 1998         $165,400       $ 32,000      (2)          48,000               $ 94,379
 Senior Vice President,
 Engineering and Product
 Development

Joseph E. Smith(5)                      1998         $146,900      $      --      (2)          25,000               $147,028
 Former Senior Vice President,          1997          129,079         34,000      (2)          75,000                 63,334
 Worldwide Sales and
 Marketing




(1) Except as otherwise noted below, all amounts set forth in this column constitute performance bonuses.

(2) As to each individual named, the aggregate amounts of personal benefits not included in the Summary Compensation Table do not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(3) For 1998, represents premiums paid by EIS with respect to group term life insurance for the benefit of the Named Executive Officer, and (i) with respect to Mr. McGowan, $37,428 of loan forgiveness, and a $2,000 401(k) matching contribution; (ii) with respect to Mr. Foley, a $2,000 401(k) matching contribution; (iii) with respect to Mr. Sarkisian, a $2,000 401(k) matching contribution; (iv) with respect to Mr. Wineberg, $92,379 for relocation expenses and a $2,000 401(k) matching contribution; and (v) with respect to Mr. Smith, $55,874 for relocation expenses and $91,154 as severance.

(4) Mr. Wineberg and Mr. Sarkisian became executive officers of EIS in 1998. Accordingly, no information is provided for 1996 and 1997.

(5) Mr. Smith joined EIS in 1997. Accordingly, no information is provided for 1996. Mr. Smith resigned from EIS in August 1998.


1998 Option Information

Option Grants in 1998

         The following table summarizes certain information regarding options granted to Named Executive Officers during 1998.

                                                                                                      Potential Realizable Value
                                                                                                        at Assumed Annual Rates
                                                                                                             of Stock Price
                                                                                                        Appreciation for Option
                                                              Individual Grants                                Terms (1)
                                         ---------------------------------------------------------     --------------------------
                                                       Percent of
                                                         Total
                                         Shares         Options
                                       Subject to      Granted to       Exercise
                                         Options       Employees        Price Per      Expiration
Name                                     Granted         in FY            Share           Date            5%             10%
----                                   ---------       ----------       ---------      -----------      --------      --------
James E. McGowan                         24,000          4.7%             $7.00            1/28/08      $105,654      $267,749
                                         26,000          5.1%              6.28125         4/28/08       102,706       260,278

Frederick C. Foley                       12,500          2.5%             $7.00            1/28/08       $55,028      $139,452
                                         12,500          2.5%              6.28125         4/28/08        49,378       125,134
Edward J. Sarkisian                          --           --                    --              --            --            --

Jonathan M. Wineberg                     11,500          2.3%             $7.00            1/28/08       $50,626      $128,296
                                         11,500          2.3%              6.28125         4/28/08        45,428       115,123
                                         25,000          4.9%              2.00           10/22/08        31,445        77,687

Joseph E. Smith                          12,500          2.5%             $7.00            1/28/08            (2)           (2)
                                         12,500          2.5%              6.28125         4/28/08

-----------

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock and the date on which the options are exercised.

(2) Mr. Smith's options expired upon his resignation from EIS in 1998. Accordingly, as of December 31, 1998, there was no potential realizable value of these options.

Option Exercises in 1998

         The following table sets forth the number of options exercised in 1998 and the dollar value realized thereon by the Named Executive Officers, along with the number and dollar value of any options remaining unexercised on December 31, 1998.

Aggregated Option Exercises in
1998 and 1998 Year-End Option Values

                                                                Number of Securities
                                                               Underlying Unexercised
                                                           Options at 1998 Year-End(1)(2)
                                                          -------------------------------
           Name                                           Exercisable      Unexercisable
           ----                                           -----------      -------------
James E. McGowan                                             37,500           162,500
Frederick C. Foley                                           15,000            70,000
Edward J. Sarkisian                                          54,750            56,250
Jonathan M. Wineberg                                          6,750            68,250
Joseph E. Smith                                                  --                --

(1) On December 31, 1998, the average of the closing bid and asked prices per share of Common Stock as reported by the Nasdaq National Market was $1.688. As of December 31, 1998, none of the Named Executive Officers held any in-the-money options.

(2)  None of the Named Executive Officers exercised options during 1998.


Compensation Committee Report on Executive Compensation

         General. The Compensation Committee is responsible for developing the Company's executive compensation policies and determining the compensation paid to the Company's Chief Executive Officer and its other executive officers. To that end, the Compensation Committee has sought to (i) provide sufficient compensation to attract, motivate and retain the best available executive officers, (ii) provide additional incentives to them to exert their maximum efforts toward the Company's success, and (iii) align the executive officers' interests with the Company's success by making a portion of their pay dependent upon the Company's performance. The Compensation Committee has used its discretion to set executive compensation at levels warranted, in its judgment, by external, internal or individual circumstances.

         Executive officer compensation consists of base salary, annual cash incentive compensation, long-term incentive compensation in the form of stock options, and various benefits, including medical and tax-deferred savings plans generally available to the Company's employees.

         Base Salary. In determining base salary levels for the Company's executive officers, the Compensation Committee takes into account the compensation of companies in the telecommunications and electronics industries and other comparable companies, individual responsibilities, experience and performance and specific issues particular to the Company.

         Annual Bonus. To provide the Company's executive officers and other key employees with direct financial incentives to achieve the Company's annual goals, the Company currently maintains an incentive arrangement for payment of bonuses, subject to the Company's achievement of certain financial and operating results and the accomplishment of certain individual performance goals. Target bonus levels are set at a level competitive with companies in the telecommunications and electronics industries as well as a broader group of companies of comparable size and complexity. The Company paid performance-related bonuses of $125,000 to Mr. McGowan, $63,000 to Mr. Foley, $33,000 to Mr. Sarkisian, $32,000 to Mr. Wineberg, and $0 to Mr. Smith relating to fiscal 1998.

         Stock Option and Stock Purchase Plans. To provide additional incentives to its executive officers and employees to exert their maximum efforts toward the Company's success, and to provide them with an opportunity to acquire a proprietary interest in the Company through ownership of Common Stock, the Company maintains a stock option plan and a stock purchase plan. During 1998, options to purchase an aggregate of 148,000 shares of Common Stock were granted under the Company's 1998 Stock Incentive Plan to executive officers of the Company.

         Other Benefits. The Company provides all employees, including executive officers, with group medical, dental, disability and life insurance on a non-discriminatory basis. The Company maintains a savings and investment plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and to permit employee salary reductions for tax-deferred savings purposes pursuant to Section 401(k) of the Code. Contributions to this plan by the Company are discretionary, and contributions of approximately $119,300 were made on behalf of all employees in 1998, including $8,000 on behalf of Named Executive Officers. The Company also maintains a pretax premium plan, intended to qualify under Section 125 of the Code and to permit salary reductions for pretax payment of employee health plan contributions.

         Compensation of Chief Executive Officer. Mr. McGowan received total salary and bonus amounting to $425,000 in 1998 and was awarded options to purchase 24,000 and 26,000 shares of the Company's Common Stock at exercise prices of $7.00 and $6.28125, respectively, per share.

         The foregoing report on executive compensation has been approved by Messrs. Jesurum, Klineman and McCall, the members of the Compensation Committee.

Employment, Termination and Change-in-Control Arrangements

         The Company is party to an employment arrangement with James McGowan, its President and Chief Executive Officer and a director of the Company. Pursuant to this arrangement, the Company will pay Mr. McGowan an annual salary of $300,000 in 1999, with a possible bonus equal to up to 50% of his annual salary, assuming the achievement of certain performance targets, and additional possible bonus amounts if such performance targets are exceeded. In addition, this arrangement provides that Mr. McGowan will be paid monthly severance at a rate commensurate with his annual salary and will continue to receive health care and insurance benefits for a period of one year following the termination of his employment without cause, or until such time as he obtains full- time employment, whichever occurs first. Furthermore, pursuant to this arrangement, the Company extended to Mr. McGowan a $100,000 loan, bearing interest at a rate of 6% per annum and maturing on February 6, 2000. One twelfth of the original principal amount of this loan, and all accumulated interest thereon, will be forgiven at the end of each three-month period commencing on May 7, 1997 and ending on February 7, 2000, unless Mr. McGowan voluntarily terminates his employment with the Company, at which point any such forgiveness will cease and he will be required to pay the remaining principal balance of the loan and remaining accrued interest thereon at maturity. As of December 31, 1998, there remained $41,875 outstanding under the loan.


Compensation Committee Interlocks and Insider Participation

         Mr. Klineman, a director of the Company and a member of its Compensation Committee, performs legal and consulting services for the Company and was paid a retainer of $5,000 per month in consideration of these services, plus an additional amount for extraordinary services rendered, an aggregate of $83,000 in respect of services rendered during 1998. The Company believes that this represented the fair market value of such services and that such services are provided on terms at least as favorable to the Company as those that could be obtained from an unaffiliated third party. The Company and Mr. Klineman terminated this arrangement effective January 1, 1999.

 . . .

CERTAIN TRANSACTIONS

         In February 1997, the Company made a loan to Mr. McGowan in the amount of $100,000 bearing interest at a rate of 6% per annum and quarterly amounts are forgiven and included as compensation to Mr. McGowan over the three year term of the loan. If Mr. McGowan leaves the employ of the Company prior to the end of the three year term, the balance due at such time must be repaid in full. As of December 31, 1998, there was $41,875 outstanding under this loan.

 . . .

THE COMPANY'S 1993 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS


         On January 28, 1999, subject to stockholder approval, the Board of Directors of the Company adopted an amendment (the "Amendment") to the Company's 1993 Stock Option Plan for Non-Employee Directors (the "Director Plan") to increase the number of shares of Common Stock issuable under the Director Plan from 310,000 shares to 410,000 shares. The reason for the Amendments is to have additional shares available for future grants under the Director Plan (under which there are currently 30,000 shares available) to those directors who will contribute to the future success of the Company.

Terms of the Director Plan

         The Director Plan provides for grants of nonstatutory stock options to purchase shares of Common Stock to non-employee directors of the Company. As of January 31, 1999, the total number of such persons eligible to receive options under the Director Plan was four. The grant of options under the Director Plan is discretionary; therefore, the Company cannot now determine the number of options to be granted in the future to any particular person. In the event of a merger, consolidation, reorganization or sale of all or substantially all of the assets of the Company, the holders of options are treated as if all shares subject to such stock options had been issued and outstanding prior to such event. The total number of shares of Common Stock issuable pursuant to options granted under the Director Plan (subject to adjustment in the event of stock splits and other similar events) is 310,000. This number would increase to 410,000 upon adoption of the Company's stockholders of the Amendment. As of January 31, 1999, 42,500 shares had been issued upon exercise of outstanding options, 217,500 shares were subject to outstanding options at exercise prices per share ranging from $5.00 to $12.375 (expiring on dates ranging from December 2003 to April 2007). As of January 29,1999, the last reported sale price of the Company Common Stock on the Nasdaq National Market was $2.188.


         The Director Plan is administered by the Compensation Committee of the Board, whose determinations under the Director Plan are conclusive. The Compensation Committee has the authority, subject to the terms of the Director Plan, to: interpret the Director Plan; prescribe, amend and rescind rules and regulations relating to the Director Plan; and make all other determinations and take all other actions necessary or advisable for the administration of the Director Plan. The Compensation Committee also determines (i) the number of shares of Common Stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, and (iii) the duration of options.

         The exercise price of each option may be paid, as determined by the Compensation Committee, in cash or shares of Common Stock having a fair market value equal to the exercise price. If the total number of shares of Common Stock subject to options to be granted on a particular date under the Director Plan exceeds the number of remaining shares available, a pro rata reduction will be made in the number of shares subject to each such option granted on such date.

         Each option will terminate on the tenth anniversary of the date of grant. Shares obtained upon exercise of an option may not be sold until six months after the date the option was granted. If an optionee ceases to be a member of the Board, any options granted to such optionee to the extent not theretofore exercised will expire three months thereafter (or, if such optionee ceased to be a member of the Board by reason of his death, six months thereafter) or, if earlier, on the tenth anniversary of the date of grant; provided, however, that if the optionee was removed or terminated as a member of the Board for fraud, dishonesty or intentional misrepresentation in connection with the optionee's duties as a member of the Board or embezzlement, misappropriation or conversion of assets or opportunities of the Company or any of its subsidiaries, any unexercised options held by such optionee will expire forthwith. No option will be transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable during the lifetime of the optionee only by such optionee.

         The Board may at any time terminate the Director Plan or from time to time make such modifications or amendments of the Director Plan as it may deem advisable; provided, however, that the Board may not, without approval by the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon, (i) increase the maximum number of shares as to which options may be granted under the Director Plan or
(ii) change the class of persons eligible to receive options under the Director Plan; and provided, further, that the Director Plan may not be amended more than once every six months other than to comport with certain changes in the law. The Director Plan (but not options granted thereunder) will terminate on February 23, 2003, unless sooner terminated by the Board. No termination, modification or amendment of the Director Plan may, without the consent of any person then holding an option, adversely affect the rights of such person under such option.

 . . .